Exhibit 12
HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES
STATEMENT OF RATIOS
(in thousands)

	Years Ended December 31,
	2008	2007	2006	2005	2004
Gross premium to surplus ratio:
Gross written premium	$2,510,612	$2,460,498	$2,243,843	$2,049,116	$1,992,361
Policyholders’ surplus	1,852,684	1,744,889	1,342,054	1,110,268	844,851
Premium to surplus ratio(1)	135.5%	141.0%	167.2%	184.6%	235.8%
(Gross premium to surplus ratio = gross written premium divided by policyholders’ surplus)

Net premium to surplus ratio:
Net written premium	$2,064,091	$1,985,641	$1,812,896	$1,495,931	$1,121,343
Policyholders’ surplus	1,852,684	1,744,889	1,342,054	1,110,268	844,851
Premium to surplus ratio(1)	111.4%	113.8%	135.1%	134.7%	132.7%
(Net premium to surplus ratio = net written premium divided by policyholders’ surplus) Loss ratio:

Loss ratio:
Incurred loss and loss adjustment expense	$1,216,746	$1,194,925	$1,020,221	$925,130	$651,675
Net earned premium	$2,000,289	1,971,951	1,700,373	1,378,100	1,013,573
Loss ratio(1)	60.8%	60.6%	60.0%	67.1%	64.3%
(Loss ratio = incurred loss and loss adjustment expense divided by net earned premium)

Expense ratio:
Underwriting expense	$501,948	$473,597	$435,371	$381,680	$299,789
Net written premium	$2,064,091	1,985,641	1,812,896	1,495,931	1,121,343
Expense ratio(1)	24.3%	23.9%	24.0%	25.5%	26.7%
(Expense ratio = underwriting expense divided by net written premium)

Combined ratio(1)	85.1%	84.5%	84.0%	92.6%	91.0%
(Combined ratio = loss ratio plus expense ratio)

(1)	Calculated for our insurance companies using financial data reported in accordance with statutory accounting principles.

Exhibit 12
HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES
STATEMENT OF RATIOS
(continued, in thousands)

	Years Ended December 31,
	2008	2007	2006	2005	2004
Loss ratio:
Incurred loss and loss adjustment expense	$1,211,873	$1,183,947	$1,011,856	$919,697	$645,230
Net earned premium	2,007,774	1,985,086	1,709,189	1,369,988	1,010,692
Loss ratio(2)	60.4%	59.6%	59.2%	67.1%	63.8%
(Loss ratio = incurred loss and loss adjustment expense divided by net earned premium)

Expense ratio:
Underwriting expense	$501,537	$472,168	$427,456	$357,727	$269,390
Net earned premium	2,007,774	1,985,086	1,709,189	1,369,988	1,010,692
Expense ratio(2)	25.0%	23.8%	25.0%	26.1%	26.7%
(Expense ratio = underwriting expense divided by net earned premium)

Combined ratio(2)	85.4%	83.4%	84.2%	93.2%	90.5%
(Combined ratio = loss ratio plus expense ratio)

Ratio of earnings to fixed charges:
Interest factor of rent expense(3)	$4,581	$4,067	$3,944	$3,373	$3,319
Interest expense	16,288	10,304	11,396	7,684	8,374

Total fixed charges	$20,869	$14,371	$15,340	$11,057	$11,693

Earnings from continuing operations before income tax expense	$463,312	$585,870	$509,834	$272,609	$240,635
Fixed charges	20,869	14,371	15,340	11,057	11,693

Earnings per calculation	$484,181	$600,241	$525,174	$283,666	$252,328

Ratio of earnings to fixed charges(4)	23.20%	41.77	34.24	25.65	21.58

(2)	Calculated for our insurance companies using financial data reported in accordance with generally accepted accounting principles.

(3)	Estimated to be 33% of total rent expense.

(4)	Earnings per calculation divided by total fixed charges.